50
3/22/04

04003863

OP 3-17-04

STATES
IANGE COMMISSION
...., D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 2 2004 WASH. D.C. 158

SEC FILE NUMBER
8- 40577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.O. Richardson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Bridgewater Road
(No. and Street)

Farmington, Connecticut 06032
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathleen M. Russo 860-677-8578
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobrow & Company, P.C.
(Name – *if individual, state last, first, middle name*)

Two Bridgewater Road, Farmington CT 06032
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB 3-29

OATH OR AFFIRMATION

I, Samuel Bailey, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.O. Richardson Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-none

Signature

President

Title

Notary Public

KATHLEEN M. RUSSO
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T.O. RICHARDSON SECURITIES, INC.
FINANCIAL STATEMENT
DECEMBER 31, 2003

Contents

Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD

Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Alec R. Bobrow, CPA

Independent Auditors' Report

To the Board of Directors
T.O. Richardson Securities, Inc.
Farmington, Connecticut

We have audited the accompanying statement of financial condition of T.O. Richardson Securities, Inc. (a Connecticut corporation, the Company) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.O. Richardson Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bobrow & Company P.C.

Certified Public Accountants

February 5, 2004

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

T.O. Richardson Securities, Inc.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 92,885
Marketable securities	2,835
Prepaid expenses	1,049
Other receivables	36,119
Due from affiliate	41,498
Total assets	$ 174,386

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$ 13,783
	13,783
Stockholders' equity:	
Common stock, no par value (stated value $10); 5,000 shares authorized, 1,000 shares issued	10,000
Retained earnings	163,977
Less: Treasury stock, at cost, 250 shares	(13,374)
Total stockholders' equity	160,603
Total liabilities and stockholders' equity	$ 174,386

The accompanying notes are an integral part of this financial statement.

T.O. Richardson Securities, Inc.
Statement of Income
For the Year Ended December 31, 2003

Revenues:	
Incentive income	$ 86,527
Distributor income	221,118
Other	1,546
Total revenues	309,191
Expenses:	
Royalty	220,120
Professional fees	26,931
Mutual fund expense	18,506
Regulatory expense	17,008
Insurance expense	11,921
Other taxes	1,967
Office expense	992
Royalty debits	394
Registrations and fees	292
Total expenses	298,131
	11,060
Other income:	
Interest income	913
Net income	$ 11,973

The accompanying notes are an integral part of this financial statement.

T.O. Richardson Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock		Treasury Stock		Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Shares	Amount	Earnings	Income	Equity
Balance, December 31, 2002	1,000	$ 10,000	(250)	$ (13,374)	$172,993	0	$169,619
Comprehensive income							
Net Income					11,973	0	11,973
Other comprehensive income:							
Unrealized loss on securities:							
Unrealized holding loss arising during period						(465)	(465)
Total comprehensive income							11,508
Shareholder distributions	0	0	0	0	(20,524)	0	(20,524)
Balance, December 31, 2003	1,000	$ 10,000	(250)	$ (13,374)	$164,442	$ (465)	$ 160,603

The accompanying notes are an integral part of this financial statement.

T.O. Richardson Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows from Operating Activities:	
Net income	$ 11,973
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in prepaid expenses	170
Decrease in other receivables	6,163
Increase in due from affiliate	(41,498)
Decrease in accounts payable and accrued liabilities	(14,920)
Decrease in royalties payable	(4,281)
Net cash used in operating activities	(42,393)
Cash Flows from Financing Activities:	
Distribution for shareholders' tax reimbursement	(20,524)
Net cash used in financing activities	(20,524)
Net decrease in cash and cash equivalents	(62,917)
Cash and cash equivalents, beginning of year	155,802
Cash and cash equivalents, end of year	$ 92,885

The Company paid no interest during the year and does not pay Federal income taxes because it has elected "S corporation" status.

The accompanying notes are an integral part of this financial statement.

T.O. Richardson Securities, Inc.
Notes to Financial Statements

1. Organization:

T.O. Richardson Securities, Inc. (the Company) was organized on November 1, 1988 as a Connecticut corporation for the purpose of conducting business as a broker/dealer and selling mutual fund shares to institutional customers located in Connecticut, Massachusetts and Michigan.

2. Summary of Significant Accounting Policies:

Income Taxes

The Company has elected, pursuant to the provisions of Section 1362 of the Internal Revenue Code, to be taxed as a small business corporation. Accordingly, Federal income tax liabilities are the responsibility of the shareholder. Therefore, no provision or liability for Federal income tax has been included in the financial statements.

Cash and cash equivalents

The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including the money market funds held for investment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

3. Net Capital and Reserve Requirements:

Under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum "net capital" equal to the greater of $25,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. The Company's net capital under the Rule at December 31, 2003 equals $79,783, which is in excess of the required minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to the clearing broker/dealer or customer. The Company is thereby exempted from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k) (2) (i) of that rule.

4. Related Parties

The Company executes transactions for its customers and the customers of its affiliated companies, T.O. Richardson Company, Inc. and J.D. Reynolds Company. The affiliates provide investment advisory services based upon a formula that monitors market activity. Based on this formula, the Company paid J.D. Reynolds Company a royalty fee of $1,465, which is equal to 90% of gross revenue attributable to J.D. Reynolds Company accounts, and $218,655 to T.O. Richardson Company, Inc., which is equal to 95% of net income excluding state taxes.

Overhead expenses in relation to T.O. Richardson Securities, Inc. are paid directly by T.O. Richardson Company, Inc.. At December 31, 2003, T.O. Richardson Company, Inc. owed $41,498 to T.O. Richardson Securities, Inc.

5. Marketable Securities

Marketable securities are classified as available for sale as of December 31, 2003 and consist of the following items:

	FMV
300 shares NASD	$ 2,835

6. Contingency:

As of the date of these financial statements, a statement of claim has been filed before the National Association of Securities Dealers against T.O. Richardson Securities, Inc. Management intends to file a response to the Statement of Claims, denying all material allegations and, in this regard, intend to vigorously defend the case. Given that the case is in the early stages and only limited discovery has occurred, management cannot at this time determine the outcome.

T.O. Richardson Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
For the Year Ended December 31, 2003

Stockholders' equity	$160,603
Less: Non-allowable assets	78,666
Net capital before haircut on security position	81,937
Less: Haircut on money market fund investment	2,154
Net capital	79,783
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregate indebtedness of $13,783)	25,000
Net capital in excess of requirement	$ 54,783
Ratio of aggregate indebtedness to net capital	18%

NOTE: No differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2003 quarterly Focus Report-Part llA filing.

The accompanying notes are an integral part of this financial statement.

Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD

Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Alec R. Bobrow, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
T.O Richardson Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of T. O. Richardson Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bobrow & Company, P.C.

Bobrow & Company, P.C.
Certified Public Accountants

February 5, 2004